Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated October 13, 2020
Relating to Preliminary Prospectus dated October 9, 2020
Registration No. 333-249075

Eargo, Inc.

This free writing prospectus relates to the initial public offering of common stock Eargo, Inc. (“Eargo”) and should be read together with the preliminary prospectus dated October 9, 2020 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of common stock. On October 13, 2020, Eargo filed Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of common stock (“Amendment No. 3”), which may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1719395/000119312520268356/d808052ds1a.htm.

References to “Eargo,” the “company,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus.

Update to section of the Preliminary Prospectus titled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Fair value of common stock”

In August 2020, our board of directors granted options to purchase 3,085,645 shares of our common stock at exercise prices of $2.55 per share. We subsequently determined the grant date fair value of this grant using an assumed underlying common stock fair value of $4.41 per share for financial reporting purposes. We expect the stock-based compensation associated with these grants to be approximately $0.4 million to $0.7 million for the three months ended September 30, 2020, with remaining stock-based compensation of approximately $8.0 million to $10.0 million associated with such grants expected to be expensed quarterly into 2024.

In September 2020, our board of directors granted options to purchase 567,156 shares of our common stock at exercise prices of $5.73 per share, which is the same fair value of the underlying common stock used to determine the grant date fair value of these options utilized for financial reporting purposes. We expect the stock-based compensation associated with these grants to be approximately $0.0 million to $0.1 million for the three months ended September 30, 2020, with remaining stock-based compensation of approximately $1.5 million to $2.6 million associated with such grants expected to be expensed quarterly into 2024.

Eargo has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Eargo has filed with the SEC for more complete information about Eargo and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by email at prospectus-eq_fi@jpmorgan.com or by telephone at (866) 803-9204; or BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department or by email at dg.prospectus_requests@bofa.com.